FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56

CALL NOTICE
EXTRAORDINARY GENERAL MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), are summoned to hold a meeting on July 30, 2007, at 11:00 am, at the Company’s headquarters, at Avenida Brigadeiro Luiz Antonio, 3.142, in the city of São Paulo, at the Extraordinary General Meeting, in order to resolve on the following Agenda:

a) Examine the Board of Directors’ Proposal of Reverse Split of all common and preferred shares into which the Company’s capital is divided at the ratio of 500 shares existing to one 1 share of same type and accordingly, the amendment to article 4 of the Company’s Bylaws.

b Examine the Protocol and Justification for the merger by the Company of the companies Auto Posto Sigua Ltda, Auto Posto MFP Ltda, Lourenção Supermercados Ltda, Obla Participações Ltda, Nova Saper Participações Ltda and Versalhes Comércio de Produtos Eletroeletrônicos Ltda (“Merged Companies”).

c) Ratify the appointment of the specialized company Ernst & Young Auditores Independentes S.S., headquartered in the city and state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1830 – Torre I, 5º e 6º andares, corporate taxpayer’s ID (CNPJ/MF) 61.366.936/0001 -25 to appraise the shareholders’ equity at book value of Merged Companies and prepare the appropriate appraisal reports.

d) Examine the Appraisal Reports of shareholders’ equity of each Merged Company.

e) Approve the merger of the totality of Merged Companies’ assets by the Company, without capital stock increase.

f) Authorize the Company’s Board of Executive Officers to carry out all other acts necessary to implement the merger.

g) Elect a new member of the Board of Directors, in replacement of Mr. Henri Phillippe Reichstul.

Pursuant to Article 3 of CVM Instruction 165/91, amended by CVM Instruction 282/98, the minimum percentage of interest in the voting capital stock necessary to request the adoption of multiple vote is 5%.

Copies of documents related to the Share Reverse Split, the Merger, are available to Shareholders, at the Company’s headquarters and at the São Paulo Stock Exchange, as well as other documents related to the matters included in this present agenda.

São Paulo, July 13, 2007

ABILIO DOS SANTOS DINIZ
Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 16, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.